UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2017

ALEXANDER & BALDWIN, INC.

(Exact name of registrant as specified in its charter)

Hawaii	001-35492	45-4849780
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

822 Bishop Street, P. O. Box 3440

Honolulu, Hawaii 96801

(Address of principal executive office and zip code)

(808) 525-6611

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 10, 2017, the Board of Directors of Alexander & Baldwin, Inc. (“A&B” or the “Company”) elected Thomas A. Lewis, Jr. as a member of the Board of Directors, effective as of that date. Mr. Lewis has been named to the Compensation Committee of the Company’s Board of Directors. Mr. Lewis is the former Vice Chairman of the Board of Directors (1993-2014) and Chief Executive Officer (1997-2013) of Realty Income Corporation (NYSE: O), a New York Stock Exchange listed real estate investment trust. A copy of the press release announcing the election of Mr. Lewis is filed herewith as Exhibit 99.1 and incorporated by reference herein. Pursuant to the Automatic Grant Program under the Alexander & Baldwin, Inc. 2012 Incentive Compensation Plan, Mr. Lewis received an equity award of $75,000. This award represents a prorated amount of the restricted stock unit award made to non-employee Board members at the 2017 annual meeting of shareholders, which covers the period from the appointment of Mr. Lewis to the anticipated date of the 2018 annual meeting of shareholders. The award will vest, and the underlying shares will be issued, in three successive equal annual installments upon his completion of each year of continued Board service measured from the appointment date of Mr. Lewis. Mr. Lewis will receive other compensation as a non-employee Board member as described in the proxy statement for the Company’s 2017 annual meeting.

Effective as of July 10, 2017, Paul K. Ito resigned as the Company’s Chief Financial Officer, but will continue to serve as Senior Vice President and Treasurer for transition purposes. The Company has entered into a retention agreement with Mr. Ito, a copy of which is filed herewith as Exhibit 10.1 and incorporated by reference herein.

In connection with Mr. Ito’s resignation, the Company announced on July 10, 2017 the appointment of James E. Mead as Chief Financial Officer. Mr. Mead, age 58, is the former Executive Vice President and Chief Financial Officer of SL Green Realty Corp. (NYSE: SLG), a New York Stock Exchange listed real estate investment trust (2010-2015); former Executive Vice President and Chief Financial Officer of Strategic Hotels & Resorts (2004-2010); and former Chief Financial Officer of Irvine Company Apartment Communities (1996-1999). The Company has entered into an executive employment agreement with Mr. Mead, a copy of which is filed herewith as Exhibit 10.2 and incorporated by reference herein. In consideration of his duties and responsibilities, Mr. Mead will (i) be paid an annual base salary of $500,000, (ii) receive a 2017 cash incentive of $150,000 (an amount equal to a prorated annual cash incentive of 60% of base salary), and (iii) receive a long-term incentive grant of $800,000, split equally between time-based restricted stock units and performance share units under the Alexander & Baldwin, Inc. 2012 Incentive Compensation Plan. In addition, the Company entered into a letter agreement with Mr. Mead regarding a change in control, substantially in the form filed as Exhibit 10.1 to the Company’s Form 8-K, dated June 28, 2012. A copy of the press release announcing the appointment of Mr. Mead is filed herewith as Exhibit 99.2 and incorporated by reference herein.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Effective as of July 10, 2017, the Company amended Sections 4.1 and 4.3 of the Company’s Amended and Restated Bylaws to describe the role of the Chief Financial Officer and amend the description of the role of Treasurer and Controller. The foregoing description of the amendment is qualified in its entirety by reference to the full text of the Amended and Restated Bylaws, a copy of which is filed herewith as Exhibit 3.1 and incorporated by reference herein.

Item 7.01. Regulation FD Disclosure.

On July 10, 2017, A&B issued a press release announcing that its Board of Directors has unanimously approved the Company’s conversion to a real estate investment trust (“REIT”), effective January 1, 2017. A copy of the press release is furnished herewith as Exhibit 99.3.

On July 11, 2017, at 8:00 a.m. EDT, A&B will host a webcast presentation for investors to discuss the Company’s conversion to a REIT, effective January 1, 2017. The webcast will be available at the “Investors” tab at www.alexanderbaldwin.com.

Item 8.01. Other Events.

In connection with its conversion to a REIT, the Company intends to undertake a merger to facilitate its ongoing compliance with the REIT requirements. Subject to the terms and conditions of a merger agreement to be entered into by and among A&B, Alexander & Baldwin REIT Holdings, Inc., a Hawaii corporation and a direct, wholly owned subsidiary of A&B (“A&B REIT Holdings”), and A&B REIT Merger Corporation, a Hawaii corporation and a direct, wholly owned subsidiary of A&B REIT Holdings (“Merger Sub”), Merger Sub will merge with and into A&B, with A&B continuing as the surviving corporation. As a result of this merger, A&B REIT Holdings will replace A&B as the Hawaii-based, publicly held corporation through which the Company’s operations are conducted and will (through its subsidiaries) conduct all of the operations conducted by the Company immediately prior to the merger. Promptly following the merger, A&B will convert to a Hawaii limited liability company and A&B REIT Holdings will be renamed “Alexander & Baldwin, Inc.”

Although the merger is not required for REIT qualification, it is expected that the merger will facilitate the Company’s continued compliance with the REIT requirements by ensuring that certain standard REIT ownership limitations and transfer restrictions apply to the stock of the publicly held corporation through which the Company’s operations are conducted. In the merger, shareholders’ existing shares of A&B common stock will be automatically converted, on a one-for-one basis, into shares of A&B REIT Holdings common stock. As a result, shareholders will own the same number and percentage of shares of A&B REIT Holdings common stock as they own of A&B common stock immediately before the merger. The Company expects that A&B REIT Holdings common stock will be listed on the New York Stock Exchange under A&B’s current trading symbol, “ALEX.”

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

3.1	Amended and Restated Bylaws of Alexander & Baldwin, Inc. (as amended through July 10, 2017).

10.1	Retention Agreement, dated July 10, 2017, between the Company and Paul K. Ito.

10.2	Executive Employment Agreement, dated July 10, 2017, between the Company and James E. Mead.

10.3	Form of Notice of Time-Based Restricted Stock Unit Grant (included as Exhibit A in Exhibit 10.2 hereto and incorporated by reference to Exhibit 10.b.1.(iv) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012).

10.4	Form of Time-Based Restricted Stock Unit Agreement for Executive Employees (included as Exhibit A in Exhibit 10.2 hereto and incorporated by reference to Exhibit 10.b.1.(v) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012).

10.5	Form of Notice of Award of Performance Share Units (included as Exhibit B in Exhibit 10.2 hereto and incorporated by reference to Exhibit 10.b.1.(xix) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

10.6	Form of Performance Share Unit Award Agreement (included as Exhibit B in Exhibit 10.2 hereto and incorporated by reference to Exhibit 10.b.1.(xx) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

10.7	Form of Letter Agreement (included as Exhibit C in Exhibit 10.2 hereto and incorporated by reference to Exhibit 10.1 to A&B’s Current Report on Form 8-K, dated June 28, 2012).

99.1	Press release issued by the Company regarding the election of Thomas A. Lewis to the Board of Directors, dated July 10, 2017.

99.2	Press release issued by the Company regarding the appointment of James E. Mead as Chief Financial Officer, dated July 10, 2017.

99.3	Press release issued by the Company regarding the Company’s conversion to a real estate investment trust, dated July 10, 2017.

WHERE TO FIND ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. A&B REIT Holdings will file a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus relating to the proposed merger and other relevant documents in connection with the proposed merger. INVESTORS AND THE COMPANY’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS, WHEN FILED, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive proxy statement/prospectus will be mailed to the Company’s shareholders prior to the meeting of shareholders at which the proposed merger will be submitted for a vote. Investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about the Company, A&B REIT Holdings and the proposed merger from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. In addition, after such documents have been filed with the SEC, copies of the preliminary proxy statement/prospectus and other filings containing information about the Company, A&B REIT Holdings and the proposed merger can be obtained without charge by sending a request to Alexander & Baldwin, Inc., 822 Bishop Street, Honolulu, Hawaii 96813, Attention: Alyson J. Nakamura; by calling (808) 525-8450; or by accessing them on the Company’s web site at http://www.alexanderbaldwin.com.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in favor of the proposed merger. Additional information regarding the interests of potential participants in the proxy solicitation will be included in the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus and other relevant documents that the Company and A&B REIT Holdings intend to file with the SEC in connection with the merger. Additional information about A&B’s directors and executive officers can be found in A&B’s definitive proxy statement filed with the SEC on March 13, 2017, and in A&B’s Annual Report on Form 10-K filed with the SEC on March 1, 2017.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

Statements in this Form 8-K and the exhibits hereto that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “will,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. These forward-looking statements include, but are not limited to, statements concerning the potential benefits or impact of the Company’s REIT status, the Company’s ability to remain qualified as a REIT, possible or assumed future results of operations, business strategies, competitive positions, the proposed merger and future dividends to shareholders.

Such forward-looking statements speak only as of the date the statements were made and are not guarantees of future performance. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from those expressed in or implied by the forward-looking statements. These factors include, but are not limited to, prevailing market conditions and the following: (i) the Company’s ability to remain qualified as a REIT, particularly given the need to apply highly technical and complex provisions of the Internal Revenue Code of 1986, as amended, and make various factual determinations concerning matters and circumstances not entirely within the Company’s control; (ii) the risk that the REIT requirements could limit the Company’s financial flexibility; (iii) the Company’s limited experience operating as a REIT; (iv) the potential for satisfying the REIT requirements to divert management’s attention from traditional business concerns; (v) the Company’s ability to pay dividends consistent with the REIT requirements, and expectations as to timing and amounts of such dividends; (vi) the ability of the Company’s Board of Directors to revoke the Company’s REIT status without shareholder approval; (vii) the possibility that the anticipated benefits of the Company’s REIT status will not be realized, or will not be realized within the expected time period; (viii) the Company’s exposure to U.S. federal and state income tax law changes, including changes to the REIT requirements; and (ix) the possibility that the merger does not close, due to a failure to satisfy any closing conditions or otherwise.

A further description of these and other important risks, trends, uncertainties and other factors that could affect the forward-looking statements in this Form 8-K and the exhibits hereto are discussed in Company’s most recent Form 10-K and other filings with the SEC. The information contained in this Form 8-K and the exhibits hereto should be evaluated in light of these important risk factors. We do not undertake any obligation to update the Company’s forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALEXANDER & BALDWIN, INC.

/s/ Christopher J. Benjamin
Christopher J. Benjamin
President and Chief Executive Officer

Dated: July 10, 2017

Exhibit Index

Exhibit No.	Description

3.1	Amended and Restated Bylaws of Alexander & Baldwin, Inc. (as amended through July 10, 2017).

10.1	Retention Agreement, dated July 10, 2017, between the Company and Paul K. Ito.

10.2	Executive Employment Agreement, dated July 10, 2017, between the Company and James E. Mead.

10.3	Form of Notice of Time-Based Restricted Stock Unit Grant (included as Exhibit A in Exhibit 10.2 hereto and incorporated by reference to Exhibit 10.b.1.(iv) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012).

10.4	Form of Time-Based Restricted Stock Unit Agreement for Executive Employees (included as Exhibit A in Exhibit 10.2 hereto and incorporated by reference to Exhibit 10.b.1.(v) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012).

10.5	Form of Notice of Award of Performance Share Units (included as Exhibit B in Exhibit 10.2 hereto and incorporated by reference to Exhibit 10.b.1.(xix) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

10.6	Form of Performance Share Unit Award Agreement (included as Exhibit B in Exhibit 10.2 hereto and incorporated by reference to Exhibit 10.b.1.(xx) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

10.7	Form of Letter Agreement (included as Exhibit C in Exhibit 10.2 hereto and incorporated by reference to Exhibit 10.1 to A&B’s Current Report on Form 8-K, dated June 28, 2012).

99.1	Press release issued by the Company regarding the election of Thomas A. Lewis to the Board of Directors, dated July 10, 2017.

99.2	Press release issued by the Company regarding the appointment of James E. Mead as Chief Financial Officer, dated July 10, 2017.

99.3	Press release issued by the Company regarding the Company’s conversion to a real estate investment trust, dated July 10, 2017.